Exhibit 99.1

WISeKey Reports First Half 2026 Financial Results, Accelerates Quantum and Post-Quantum Strategy and Provides Outlook

Schedules Conference Call for Thursday, October 1 at 9:00am ET

●	H1 2026 Unaudited Revenue Up Approximately 116% to $11.4 Million

●	Approximately $495 Million in Cash and Restricted Cash at June 30, 2026

●	SEALSQ Commercial Pipeline Exceeds $225 Million Through 2029

●	FY 2026 Revenue Growth Guidance of 50% to 100% Reaffirmed

●	Shareholders Approved Redomiciliation; Direct Nasdaq and SIX Listing as WISeQey (WQEY) Expected in October

●	Strategic Progress Includes WISeSat and Quantisimo Transactions, Commercial QSOC Deployment, SEALQuantum Expansion and New Swiss Post-Quantum Semiconductor Center

GENEVA, Switzerland – September 30, 2026 – Ad hoc announcement pursuant to Art. 53 LR - WISeKey International Holding Ltd (“WISeKey” or the “Company”) (SIX: WIHN; Nasdaq: WKEY), a global leader in cybersecurity, digital identity, post-quantum semiconductors, quantum technologies and secure satellite infrastructure, today announced its financial results for the six months ended June 30, 2026 (H1 2026) and provided an update on significant strategic developments achieved since the beginning of the year.

H1 2026 Financial Highlights

●	Revenue more than doubled: Revenue rose approximately 116% to approximately $11.4 million, from $5.3 million in H1 2025.

●	Gross profit increased 192% to $5.5 million, compared to gross profit of $1.9 million in H1 2025; gross margin expanded to approximately 48% from 35% in H1 2025.

●	Operating loss was $40.9 million, compared to operating loss of $27.3 million in H1 2025.

●	Net loss was $36.4 million, compared to net loss of $22.3 million in H1 2025.

●	Post-quantum pipeline above $100 million: The commercial pipeline as of September 22, 2026, at subsidiary SEALSQ Corp (Nasdaq: LAES) (“SEALSQ”) exceeds $225 million through 2029 and contains more than $100 million associated with the Company’s Post-Quantum projects, including the QS7001 and QVault TPM. It reflects rising demand as governments, enterprises and critical infrastructure operators prepare to move to quantum-resistant cryptography. These figures represent management estimates and are subject to risks such as conversion risk, customer validation, technical integration and other commercial risks.

●	Over $495 million in cash and restricted cash and minimal debt: At June 30, 2026, the Group held approximately $495 million in cash and restricted cash and had minimal debt.

●	Funding the next phase of growth: This financial strength lets WISeKey keep investing in post-quantum semiconductor commercialization, quantum technologies, sovereign infrastructure and strategic acquisitions, with a long-term investment horizon.

●	FY 2026 guidance reaffirmed: WISeKey expects FY 2026 revenue growth of 50% to 100% year over year.

Carlos Moreira, Founder, Chairman and Chief Executive Officer of WISeKey, said: “2026 is the year the technologies and investments we have built over many years are coming together as one commercial ecosystem, and WISeKey is entering the most important commercialization phase in its history. First-half revenue grew approximately 116%, and we ended June with approximately $495 million in cash and restricted cash and minimal debt. That gives us a strong financial foundation to execute our strategy.

“Our momentum continued into the third quarter. Shareholders approved our redomiciliation, which clears the way for a direct listing on Nasdaq. We advanced the WISeSat and Quantisimo transactions, began commercializing our Quantum Spatial Orbital Cloud, and signed an agreement with the Canton of Jura to develop a sovereign post-quantum semiconductor center in Switzerland.

“Our priorities are now clear and measurable: convert the SEALSQ pipeline into revenue, bring our post-quantum products into volume production, complete the WISeSat and Quantisimo transactions, and expand our sovereign semiconductor infrastructure. Looking beyond 2026, we are building a group in which WISeKey, SEALSQ, WISeSat, and Quantisimo can each grow as focused businesses while remaining connected through one trusted infrastructure. From silicon to qubits, from identity to AI, and from Earth to space, our mission is unchanged: to provide the Root of Trust for the next generation of the digital economy.”

Strategic Developments

WISeKey Redomiciliation and Planned Direct Nasdaq Structure

WISeKey advanced its strategy to simplify its corporate structure and strengthen its access to U.S. and international capital markets. On June 26, 2026, WISeKey signed a merger agreement to move the domicile of its holding company from Switzerland to the British Virgin Islands. WISeKey’s British Virgin Islands subsidiary, WISeQey Corp. (formerly known as WISeKey International Corp., “WISeQey”) filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission on July 16, 2026, and the SEC declared it effective on July 31, 2026. At an Extraordinary General Meeting held on September 9, 2026, shareholders approved the redomiciliation and the related merger agreement. On September 16, 2026, the subsidiary, which will become the Group’s new parent company, changed its name to WISeQey Corp.

The redomiciliation is expected to take effect on October 1, 2026, with WISeQey ordinary shares expected to begin trading under the ticker “WQEY” on or about October 5, 2026 on both the Nasdaq Global Market and the SIX Swiss Exchange, which will remain the primary listing. The WISeQey ordinary shares will trade directly on Nasdaq, replacing WISeKey’s existing American Depositary Shares and providing the Group with a more streamlined U.S. capital markets presence while preserving its international footprint. WISeQey’s operational headquarters and place of effective management will remain in Switzerland, and the Group’s businesses and operations are not expected to change. Completion of the redomiciliation remains subject to the remaining closing conditions and the applicable Swiss and British Virgin Islands procedures.

This simplified structure, together with the planned independent listings of WISeSat and Quantisimo, is designed to give investors clearer visibility into the value and performance of each of the Group’s technology platforms.

Quantisimo: Creating a Quantum Technology Pure-Play

In June 2026, WISeKey and SEALSQ established Quantisimo Corp. and executed a non-binding Letter of Intent with GigCapital8 Corp. (Nasdaq: GIW) regarding a potential business combination designed to create a Nasdaq-listed quantum technology company. The initial transaction contemplated an enterprise value of approximately $575 million.

Quantisimo is being designed to bring together selected technologies and investments developed through the SEALQuantum ecosystem, creating a vertically integrated platform spanning quantum computing, photonics, quantum-secure infrastructure and related technologies.

The proposed transaction remains subject to definitive agreements, regulatory review, shareholder approvals and customary closing conditions. The Group is targeting completion of the transaction during the first quarter of 2027, subject to satisfaction of these conditions.

SEALQUANTUM Sovereign Vertical Stack: Building the Root-to-Qubit Technology Stack

SEALSQ continued to execute its SEALQUANTUM Sovereign Vertical Stack strategy, backed by a targeted allocation of up to $200 million of SEALSQ’s internal capital resources. The strategy aims to build a sovereign, vertically integrated quantum technology stack. It runs from the cryptographic Root of Trust and post-quantum semiconductors through photonics and quantum computing. Key milestones include:

●	SEALSQ completed its acquisition of Miraex SA in Switzerland, adding quantum photonics interconnect technology.

●	SEALSQ invested approximately €15 million in Quobly in France as a lead investor in Quobly’s €115 million Series A financing, and subsequently signed a $5 million commercial agreement.

●	SEALSQ has invested a total of $7.0 million in EeroQ, a U.S.-based quantum computing company.

●	SEALSQ made a majority investment in Wecan Group, and WISeKey is working with Wecan to develop and deploy the next generation of Wecan’s Co-Pilote compliance solution, aiming to integrate post-quantum financial security solutions for the global financial industry.

These assets complement the Group’s in-house semiconductor, PKI and secure infrastructure capabilities into an integrated architecture “Root-to-Qubit.

The WISeKey Quantum RootKey ties these assets together. It extends the Root of Trust that WISeKey has operated under the OISTE Foundation governance model since 1999 into the post-quantum and quantum computing era. WISeKey has begun integrating the Quantum RootKey across the SEALQUANTUM Sovereign Vertical Stack ecosystem, anchoring each asset to a common, quantum-resistant trust layer that spans from chips to qubits.

Post-Quantum Semiconductors Enter Commercialization Phase

SEALSQ’s semiconductor business remains the Group’s technology foundation.

●	In 2026, SEALSQ reached several certification and security milestones for its QS7001 post-quantum secure element and QVault TPM product lines. QS7001 received NIST SP 800-90B Entropy Source Validation, a required step toward FIPS 140-3 and Common Criteria EAL5+ certification. It also completed Common Criteria fault-injection and side-channel resistance testing for both the QS7001 and QVault product lines.

●	Engineering samples of the QVault TPM are now available to customers.

●	SEALSQ separately received NIST FIPS 140-3 Level 3 certification for its VaultIC408 secure element.

WISeKey believes the shift to post-quantum cryptography required by regulators in the United States and Europe is creating a multi-year commercial opportunity for SEALSQ. The Group expects first revenues from its post-quantum products in Q4 2026, with larger contributions anticipated in 2027.

As of June 30, 2026, more than 150 customers and prospects were engaging with SEALSQ’s post-quantum technologies, and more than 30 were actively evaluating or integrating QS7001 and QVault TPM.

As of September 22, 2026, SEALSQ’s commercial pipeline exceeded $225 million through 2029, including more than $100 million tied to post-quantum projects. The pipeline reflects management estimates of potential opportunities. Turning it into recognized revenue will depend on customer qualification, certification, production schedules and other factors.

WISeSat and the Quantum Spatial Orbital Cloud

WISeSat continued progressing toward becoming an independently listed space technology company. Following the public filing of the Form F-4 registration statement in June 2026 and effectiveness of such registration statement in August 2026 in connection with the proposed business combination with Columbus Acquisition Corp. (Nasdaq: COLA), WISeSat continued preparing for the transaction and its intended Nasdaq listing under the ticker SAIQ, subject to shareholder approval, Nasdaq approval and other closing conditions.

At the International Space Summit in Paris in September 2026, WISeKey, SEALSQ and WISeSat presented the commercial Quantum Spatial Orbital Cloud (“QSOC”) initiative.

QSOC is designed to combine WISeSat’s satellite constellation with SEALSQ post-quantum semiconductors, PKI, quantum random-number generation and identity technologies to establish secure and sovereign orbital infrastructure.

The current roadmap contemplates progressive deployment of a constellation of up to 100 satellites through 2033, designed to provide secure communications, quantum-generated trust and post-quantum identity services to governments, defense organizations, financial institutions, critical infrastructure and enterprises.

WISeKey Joins the Hedera Council Network

In September 2026, WISeKey announced that it had joined the Hedera Council network of strategic and community partners, further strengthening the technological foundation supporting its trusted machine-economy strategy.

The collaboration supports WISeKey’s broader objective of combining trusted digital identity, secure hardware, distributed-ledger infrastructure and machine-to-machine transactions. This architecture is particularly relevant to SEALCOIN, where autonomous devices, AI agents, robots and satellites can be provided with verifiable identities and mechanisms for trusted transactions.

New Swiss Post-Quantum Semiconductor and Cybersecurity Center

On September 21, 2026, WISeKey, SEALSQ and the Republic and Canton of Jura signed a Memorandum of Understanding to work together on a Post-Quantum Semiconductor and Cybersecurity Center in the Canton of Jura, Switzerland. The proposed public-private initiative has an indicative investment of approximately CHF 40 million to CHF 60 million over six years.

The Center is intended to give Switzerland its own capabilities to design, personalize, test and securely provision next-generation post-quantum semiconductors, starting with SEALSQ’s QS7001 Quantum Shield. The initiative targets approximately 40 direct jobs within two years, 150 by Year 5 and more than 250 by Year 8, and at least 60% of positions are expected to go to Canton residents.

The Jura project builds on the model of Quantix Edge Security in Murcia, Spain, where WISeKey and SEALSQ are developing sovereign semiconductor design, personalization and cybersecurity capabilities. Together, Murcia and Jura are intended to become key hubs in the WISeKey/SEALSQ Quantum HighwayTM, which links post-quantum semiconductor, quantum, cybersecurity and trusted infrastructure capabilities across multiple regions.

Geneva Quantum Center of Excellence

WISeKey and SEALSQ are also establishing the Geneva Quantum Center of Excellence at the Group’s new headquarters in Pont-Rouge.

The Center is designed as a physical convergence point for the Group’s quantum computing, post-quantum cybersecurity, secure semiconductor, digital identity, satellite, robotics and artificial-intelligence technologies.

The objective is to provide customers, governments, technology partners, regulators and investors with an end-to-end demonstration environment showing how the different components of WISeKey’s trusted technology ecosystem operate together.

FY 2026 Guidance and Outlook

WISeKey’s outlook statements are based on current expectations. The following statements are forward-looking and actual results could differ materially depending on market conditions and the factors set forth under “Forward Looking Statements” below.

WISeKey reaffirms its FY 2026 revenue growth guidance of 50% to 100% compared with FY 2025.

The Company expects growth during the remainder of 2026 and into 2027 to be supported by several principal drivers:

●	Post-Quantum Semiconductor Commercialization. SEALSQ expects to transition its QS7001, QVault TPM and related post-quantum technologies from development, certification and customer qualification toward commercial production.

●	ASIC and Semiconductor Services. The integration of IC’ALPS provides additional ASIC design capabilities and engineering capacity, expanding the Group’s ability to participate in custom semiconductor and post-quantum design programs.

●	Sovereign Semiconductor Infrastructure. The Quantix Edge project has delivered the first revenues to the Group as the project advances with the development of a semiconductor design and personalization center in Murcia, Spain, while the proposed Jura project is intended to expand this sovereign semiconductor infrastructure model into Switzerland.

●	Digital Identity and PKI. WISeID, INeS and related PKI services are expected to benefit from growing requirements for trusted identity across humans, machines, AI agents and connected devices.

●	Machine-to-Machine Economy. SEALCOIN and its integration with WISeKey’s identity technologies, secure hardware and distributed-ledger infrastructure are intended to create new transactional applications for autonomous devices and AI agents.

●	Space and QSOC. WISeSat is progressing from satellite technology demonstration toward commercial secure-space infrastructure through the QSOC architecture.

●	Quantum Technologies. SEALQUANTUM Sovereign Vertical Stack and the proposed Quantisimo platform are intended to consolidate and commercialize complementary capabilities across quantum computing, photonics, post-quantum cybersecurity and trusted infrastructure.

Strategic Outlook: 2027 and Beyond

WISeKey is entering a new stage of its corporate development. The Group intends to further develop its specialized technology platforms, with clearer accountability, distinct market positioning and enhanced capital-markets visibility. Building on its existing publicly traded platforms, WISeKey will continue to evaluate opportunities to unlock value through differentiated businesses focused on their respective markets and growth priorities.

Subject to regulatory approvals, shareholder approvals, market conditions and completion of the related transactions, the future structure is expected to include:

●	WISeQey Corp. (Nasdaq and SIX: WQEY): The Group’s parent company will be redomiciled in the British Virgin Islands, with ordinary shares expected to be listed directly on the Nasdaq Global Market and a primary listing on the SIX Swiss Exchange. It will oversee the Group’s Root of Trust, PKI and digital identity businesses.

●	SEALSQ Corp (Nasdaq: LAES): The Group’s post-quantum semiconductor platform, covering the QS7001 secure element, the QVault TPM and the SEALQUANTUM Sovereign Vertical Stack strategy.

●	WISeSat.Space Holdings Corp. (Nasdaq: SAIQ): The Group’s secure satellite and space technology platform, planned to list on Nasdaq through a proposed business combination with Columbus Acquisition Corp. (Nasdaq: COLA).

●	Quantisimo: A combination of selected technologies and investments developed through the SEALQUANTUM Sovereign Vertical Stack ecosystem, creating a vertically integrated platform spanning quantum computing, photonics, quantum-secure infrastructure and related technologies. This is planned to list through a proposed business combination with GIGCapital8 Corp. (Nasdaq: GIW).

The objective is to provide each business with the operational focus, management structure and access to capital required to pursue its respective market opportunity, while preserving technological integration through the WISeKey Root of Trust.

Conference Call

The Company will host a conference call to review its results on Thursday, October 1, 2026, at 9:00 am EDT (3:00 pm CEST). To join, please use the following dial-in numbers:

●	Toll-Free Dial-In Number: 877-445-9755

●	International Dial-In Number: 201-493-6744

The webcast of the call can be accessed through the Investor Relations section of WISeKey’s website at www.wisekey.com or by clicking here. An archived version of the call will also be made available.

UNAUDITED ADDITIONAL FINANCIAL & OPERATIONAL DATA

Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss) [as reported]

	Unaudited 6 months ended June 30,
USD’000	2026	2025

Net sales	11,434	5,293
Cost of sales	(5,699)	(3,173)
Depreciation of production assets	(257)	(243)
Gross profit	5,478	1,877

Other operating income	71	82
Research & development expenses	(9,603)	(5,792)
Selling & marketing expenses	(9,474)	(7,393)
General & administrative expenses	(27,351)	(16,090)
Total operating expenses	(46,357)	(29,193)
Operating loss	(40,879)	(27,316)

Non-operating income	9,658	6,964
Interest and amortization of debt discount and expense	(1)	(88)
Non-operating expenses	(5,261)	(1,846)
Loss before income tax expense	(36,483)	(22,286)

Income tax income / (expense)	302	(1)
Equity in earnings of unconsolidated entities	(229)	-
Net loss	(36,410)	(22,287)

Less: Net loss attributable to noncontrolling interests	(27,083)	(17,835)
Net loss attributable to WISeKey International Holding Ltd	(9,327)	(4,452)

Earnings / (loss) per Class A Share (USD)
Earnings / (loss) per Class A Share
Basic	(0.87)	(0.53)
Diluted	(0.87)	(0.53)

Earnings / (loss) per Class A Share attributable to WISeKey International Holding Ltd
Basic	(0.22)	(0.11)
Diluted	(0.22)	(0.11)

Earnings / (loss) per Class B Share (USD)
Earnings / (loss) per Class B Share
Basic	(8.65)	(5.32)
Diluted	(8.65)	(5.32)

Earnings / (loss) per Class B Share attributable to WISeKey International Holding Ltd
Basic	(2.22)	(1.06)
Diluted	(2.22)	(1.06)

	Unaudited 6 months ended June 30,
USD’000	2026	2025

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments	(550)	700
Unrealized gains on debt securities
Unrealized holding gains arising during the period	(1)	23
Defined benefit pension plans:
Net gain arising during the period	160	95
Other comprehensive income / (loss)	(391)	818
Comprehensive loss	(36,801)	(21,469)

Other comprehensive income attributable to noncontrolling interests	(416)	65
Other comprehensive income / (loss) attributable to WISeKey International Holding Ltd	25	753

Comprehensive loss attributable to noncontrolling interests	(27,499)	(17,770)
Comprehensive loss attributable to WISeKey International Holding Ltd	(9,302)	(3,699)

The notes are an integral part of our consolidated financial statements.

Unaudited Condensed Consolidated Balance Sheets [as reported]

	As of June 30,	As of
USD’000	2026 (unaudited)	December 31, 2025

ASSETS
Current assets
Cash and cash equivalents	488,953	429,244
Restricted cash, current	6,311	4
Accounts receivable, net of allowance for credit losses	8,051	5,109
Inventories	2,101	2,012
Prepaid expenses, current	2,033	2,445
Investment, current	2,449	10,032
Government assistance	6,613	4,579
Other current assets	1,994	2,353
Total current assets	518,505	455,778

Noncurrent assets
Notes receivable, noncurrent	-	31
Deferred tax credits	4,492	2,364
Property, plant and equipment net of accumulated depreciation	5,042	3,804
Intangible and crypto assets, net of accumulated amortization	30,410	21,073
Operating lease right-of-use assets	5,975	6,366
Finance lease right-of-use assets	87	126
Goodwill	20,012	13,973
Available-for-sale debt securities, noncurrent	128	129
Equity securities, at cost	19,194	517
Investment in unconsolidated affiliates	4,262	7,857
Investment in SAFE	7,000	1,000
Prepaid expenses, noncurrent	828	1,114
Other noncurrent assets	443	455
Total noncurrent assets	97,873	58,809
TOTAL ASSETS	616,378	514,587

LIABILITIES
Current Liabilities
Accounts payable	26,966	19,207
Notes payable	613	748
Indebtedness to related parties, current	82	84
Convertible note payable, current	10	10
Deferred revenue, current	1,079	93
Current portion of obligations under operating lease liabilities	683	932
Current portion of obligations under finance lease liabilities	35	57
Income tax payable	-	3
Other current liabilities	12,420	14,132
Total current liabilities	41,888	35,266

	As of June 30,	As of
USD’000	2026 (unaudited)	December 31, 2025

Noncurrent liabilities
Bonds, mortgages and other long-term debt	724	1,047
Deferred revenue, noncurrent	1,076	13
Indebtedness to related parties, noncurrent	1,171	1,324
Operating lease liabilities, noncurrent	5,227	5,536
Finance lease liabilities, noncurrent	55	72
Deferred income tax liability	5,805	4,367
Employee benefit plan obligation	4,928	4,502
Other noncurrent liabilities	876	1,311
Total noncurrent liabilities	19,862	18,172
TOTAL LIABILITIES	61,750	53,438

Commitments and contingent liabilities

SHAREHOLDERS’ EQUITY
Common stock - Class A	16	16
Par value - CHF 0.01 and CHF 0.01
Authorized - 2,000,880 and 2,000,880 shares
Issued and outstanding - 1,600,880 and 1,600,880 shares
Common stock - Class B	440	440
Par value - CHF 0.10 and CHF 0.10
Authorized - 8,281,180 and 8,281,180
Issued – 4,080,546 and 4,080,546
Outstanding - 4,024,038 and 4,024,038
Share subscription in progress	-	-
Treasury stock, at cost (56,508 and 56,508 shares held)	(502)	(502)
Additional paid-in capital	351,740	343,015
Accumulated other comprehensive income / (loss)	3,451	3,426
Accumulated deficit	(309,806)	(300,479)
Total shareholders’ equity attributable to WISeKey shareholders	45,339	45,916
Noncontrolling interests in consolidated subsidiaries	509,289	415,233
Total shareholders’ equity	554,628	461,149
TOTAL LIABILITIES AND EQUITY	616,378	514,587

The notes are an integral part of our consolidated financial statements.

About WISeKey

WISeKey International Holding Ltd (“WISeKey”; SIX: WIHN; Nasdaq: WKEY) is a Swiss-based holding company focused on post quantum cybersecurity, digital identity, space technology and the Internet of Things (IoT). Its operating subsidiaries and technology platforms address distinct parts of this portfolio:

1.	SEALSQ Corp (Nasdaq: LAES) develops secure semiconductors, public key infrastructure (PKI) and post-quantum security products.

2.	WISeSat AG develops space technology and secure satellite communications, particularly for IoT applications.

3.	WISeID provides digital identity, authentication, secure access and digital signing for individuals, enterprises and connected devices.

4.	WISe.ART Corp operates the WISe.ART marketplace, which uses blockchain technology to support trusted digital asset and NFT transactions.

5.	SEALCOIN AG develops decentralized physical infrastructure network (DePIN) technology and the SEALCOIN platform.

Each subsidiary contributes to WISeKey’s mission of securing the internet while focusing on its respective areas of research and expertise. Their technologies seamlessly integrate into the comprehensive WISeKey platform. WISeKey secures digital identity ecosystems for individuals and objects using blockchain, AI, and IoT technologies. With over 1.6 billion microchips deployed across various IoT sectors, WISeKey plays a vital role in securing the Internet of Everything. Trusted by the OISTE/WISeKey cryptographic Root of Trust, WISeKey provides secure authentication and identification for IoT, blockchain, and AI applications. The WISeKey Root of Trust ensures the integrity of online transactions between objects and people. For more information on WISeKey’s strategic direction and its subsidiary companies, please visit www.wisekey.com.

Forward-Looking Statements

This communication contains forward-looking statements concerning WISeKey International Holding Ltd and/or its subsidiaries (collectively, “WISeKey,” “our” or “us”) and its businesses, including statements regarding: our anticipated revenue growth guidance for FY 2026 of 50% to 100%; our ability to convert our commercial pipeline into actual sales; the development, certification, production timing and market for post-quantum cryptography products, including the QS7001 secure element and QVault TPM; the expected completion of the redomiciliation transaction and anticipated trading of WISeQey ordinary shares on Nasdaq and the SIX Swiss Exchange; the proposed business combination between WISeSat and Columbus Acquisition Corp. and related Nasdaq listing; the proposed business combination between Quantisimo and GigCapital8 Corp. and related Nasdaq listing; the SEALQUANTUM Sovereign Vertical Stack strategy and investments, including in Miraex, Quobly, EeroQ and Wecan Group; the Quantum Spatial Orbital Cloud initiative and planned satellite constellation deployment; the proposed Post-Quantum Semiconductor and Cybersecurity Center in the Canton of Jura, Switzerland; the Quantix Edge project in Murcia, Spain; the Geneva Quantum Center of Excellence; the SEALCOIN platform and machine-to-machine transactional infrastructure; the sufficiency of cash to meet liquidity needs; and our ability to attract and retain customers. Forward-looking statements can be identified by terms such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” “target,” “guidance,” “outlook” and similar expressions.

These statements involve known and unknown risks, uncertainties and other factors that could cause WISeKey’s actual results, financial condition, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include: our ability to convert our pipeline into actual sales; the ability to realize WISeKey’s anticipated growth strategies and profitability; the development of post-quantum cryptography products and the potential market for such products; WISeKey’s plans for global customer base expansion; the expansion of the WISeSat project and the QSOC initiative; the timing and expected revenues from the commercial deployment of the QS7001 secure element and QVault TPM; the completion of the redomiciliation and the anticipated trading of WISeQey ordinary shares; the completion of the proposed WISeSat and Quantisimo business combinations and related Nasdaq listings; the execution of the SEALQUANTUM Sovereign Vertical Stack strategy; the realization of benefits from our investments in quantum and photonics companies; the development of sovereign semiconductor infrastructure in Jura and Murcia; the deployment of the QSOC satellite constellation; the commercialization of SEALCOIN and related machine-to-machine transactional applications; the sufficiency of cash to meet liquidity needs; WISeKey’s ability to attract and retain customers; changes in economic conditions; market demand and semiconductor industry conditions; and the risks discussed in WISeKey’s filings with the SEC. WISeKey is providing this communication as of this date and does not undertake to update any forward-looking statements as a result of new information, future events or otherwise.

Statements regarding our business pipeline are based on management’s current estimates of potential revenue opportunities and do not represent backlog or contracted revenue. Pipeline conversion is subject to numerous factors including customer validation, technical integration requirements, certification timelines, and market conditions. There can be no assurance that pipeline opportunities will convert to actual sales or that such conversion will occur within anticipated timeframes. The proposed redomiciliation, WISeSat and Quantisimo transactions are subject to definitive agreements, regulatory review, shareholder approvals and customary closing conditions, and there can be no assurance that such transactions will be completed on the anticipated timelines or at all. This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FinSA’s predecessor legislation or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey. Given the risks and uncertainties described herein, you should not place undue reliance on forward-looking statements as a prediction of actual results.

Press and Investor Contacts

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lena.cati@theequitygroup.com